EXHIBIT  7

Chunghwa Telecom signs a memorandum of understanding with China Airlines

Date of events: 2012/02/07

Contents:

1. Date of occurrence of the event: 2012/02/07

2. Counterparty to the contract or commitment: China Airlines

3. Relationship to the Company: None

4. Starting and ending dates (or rescission date) of the contract or commitment: 2012/02/07 to 2014/02/06

5. Major content (not applicable where rescinded): Chunghwa and China Airlines will leverage each others’ resources to develop innovative ICT services relating to the tourism and logistics industries

6. Restrictive covenants (not applicable where rescinded): None

7. Effect on company finances and business (not applicable where rescinded): Working together to develop information and communications technology (ICT) applications to provide an innovative tourism offering characterized by high quality service and efficient transportation

8. Concrete purpose/objective (not applicable where rescinded): The company will plan the integrated ICT cloud services; whereas China Airlines will contribute its expertise and operational experience within the tourism industry

9. Any other matters that need to be specified: None